File No. 70-9567

             SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C.  20549

                       AMENDMENT NO. 1

                             TO

                          FORM U-1

                   APPLICATION/DECLARATION

                            UNDER

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

              _________________________________

    Name of company filing this statement and address of
                 principal executive offices

                  Monongahela Power Company
                   (d/b/a Allegheny Power)
                    1310 Fairmont Avenue
                Fairmont, West Virginia 26554
             __________________________________

           Name of top registered holding company

                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                 Hagerstown, Maryland 21740

          Names and addresses of agents for service

 The Commission is requested to send copies of all notices,
                           orders
  and communications in connection with this Application /
                       Declaration to:

                  Thomas K. Henderson, Esq.
             Vice President and General Counsel
                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                    Hagerstown, MD 21740

Applicants hereby amend Item No. 3, Applicable Statutory
Provisions by replacing Section 2 with the following:

     2.   Section 11(b)(1)

            i.   Integrated Public Utility System

     Although Section 11(b)(1) generally requires a registered holding company system to limit its operations
"to a single integrated public utility system<F1> and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system," a combination integrated gas and electric system within a registered holding company is permissible under Section 8. Further,
Section 11(b)(1) provides that "one or more additional integrated public utility systems" may be retained if, as here, certain criteria are met. Finally, Section 11(b)(2) directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding company system."

     Applicants state that, following completion of the Transaction, Monongahela satisfies the definition of a "integrated public utility system" under Section 2a(29)(A) of the Act. Additionally, the Transaction will not be detrimental to the carrying out of the provisions of Section 11.

               ii.    Electric System - Section 2(a)(29)(A)

     As applied to electric utility companies, the term
"integrated public utility system" is defined in Section
2(a)(29)(A) of the Act as:

          ". A system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation..."<F2>

<F1>  As defined under Section 2(a)(29)(A) of the Act.

<F2>  See Section 2(a)(29)(A), See Also Environmental Action, Inc. v.
Securities and Exch. Commission, 895 F.2d 1255, 1263 (9th Cir. 1990) (citing In re Electric Energy, Inc., 38 SEC 658, 668 (1958)).

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The Transaction satisfies the requirements of Section
2(a)(29)(A) of the Act. First, while Monongahela Power is not presently interconnected with West Virginia Power it is both capable of physical interconnection, in that Monongahela Power has a contract with American Electric Power which provides access and interconnection between the West Virginia Power and Monongahela Power systems, and currently contemplating interconnection via construction of a direct interconnect. Second, Monongahela Power intends to operate the electric assets, together with its own, as a single interconnected and coordinated system. Third, the electric operations will be limited to contiguous areas of the State of West Virginia. Fourth, Monongahela Power and West Virginia Power are, and will continue to be, effectively regulated by the West Virginia Public Service Commission.

                    (1)  Interconnection

     Currently, Monongahela Power and West Virginia Power are interconnected and have the ability to exchange power utilizing the contract path created by the Monongahela Power
- American Electric Power contract.  Additionally,
Monongahela Power is currently studying the costs associated with constructing a substation or interconnection between its system and West Virginia Power's system. The Commission has previously indicated that a single integrated system exists even based solely on a planned, future interconnection, provided that such physical interconnection is "contemplated or ... possible within the reasonably near future" and not just something that "might occur in the remote future, and whose occurrence has not been foreshadowed by any facts shown in the record."<F3> Then In the Matter of Cities Service Power & Light Corporation,<F4> the Commission held that the integration standard was met where the applicant was contemplating the construction of interconnection facilities. Similarly, in approving the application of New Century Energies to combine the then
Public Service Company of Colorado and Southwestern Public Service, the Commission approved the application notwithstanding the fact that no actual interconnection existed - only a proposed interconnection in five years.<F5>

<F3>  In the Matter of the North American Company and Its Subsidiaries, HCAR
No. 4505 (Apr. 15, 1942). See Also, In the Matter of Hudson River Power Corporation, HCAR No. 2415 (Dec. 9, 1940) (integration standard not met where "the record discloses no definite plan for bringing about any such interconnection"); In the Matter of Cities Service Power & Light Corporation, HCAR No. 5256 (Aug. 30, 1944) (integration standard met where "Derby contemplates the construction of such interconnection facilities").

<F4>  HCAR No. 5256 (Aug. 30, 1944)

<F5>  See New Century Energies, HCAR No. 26748 (August 1, 1997).

     In this matter, the contiguous nature of the Monongahela Power and West Virginia Power service areas, together with Monongahela Power's existing contract path to West Virginia Power via The American Electric Power System and the study of the feasibility of direct interconnection, fully satisfies the Commission's requirements.

                    (2)  Single Interconnected and
Coordinated System

     Monongahela Power intends to operate the West Virginia
Power electric assets, together with its own assets, as a single interconnected and coordinated system. The electric system will operate in a contiguous region of southwestern
West Virginia. West Virginia Power currently provides electric service to approximately 26,000 customers in Greenbrier, Pocahontas, Summers, Monroe, and Raleigh counties over 1,989 miles of electric distribution lines in a 1,360 square-mile service area -- an area contiguous to Monongahela Power's pre-Transaction service area.

     Monongahela Power is of the view that the Transaction will result in significant benefits, economies and efficiencies for the utilities and, in turn, their customers and shareholders. Specifically, Monongahela will use its expertise and resources to provide increased and improved energy generation, transmission, distribution, and, customer services. Following the Transaction, West Virginia Power customers will have access to Monongahela Power's 24-hour
toll free Customer Service Center.   Over time, Monongahela
Power is of the view that West Virginia Power customers will benefit as a result of the application of Monongahela Power and the Allegheny system's expertise and resources in the production and delivery of electricity.

     Moreover, the Allegheny electric system will not be so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. After the Transaction, West Virginia Power's current headquarters will be maintained as a operations center for the area presently served by West Virginia Power. This will preserve all the benefits of localized management West Virginia Power presently enjoys while simultaneously allowing for the efficiencies and economies that will derive from its combination with Monongahela Power.

                    (3)  Limited to a Single Area or Region

     As more fully described in Item No. 1, Section B, the service to be provided by Monongahela Power using these assets will be within the State of West Virginia. The electric assets and West Virginia Power's electric service territory that will be acquired are located in five (5) counties in southeastern West Virginia which are contiguous to the West Virginia service territory of Monongahela
Power.

     This Transaction also provides an opportunity for the Commission to follow certain of the interpretive recommendations made by the Division of Investment

Management (the "Division") in the report issued by the Division in June 1995 entitled "The Regulation of Public Utility Holding Companies" ("1995 Report").<F6> Monongahela Power's operation of the West Virginia Power electric assets is consistence with the 1995 Report. Specifically, In the 1995 Report, the Division has stated that primacy be given to "demonstrated economies and efficiencies to satisfy the integration requirements." Monongahela Power has demonstrated the requisite economies and efficiencies.

                    (4)  Effective State Regulation

     Finally, the Allegheny Energy system will not impair the effectiveness of state regulation. Monongahela Power and West Virginia Power will continue their separate existence as before and their utility operations will remain subject to the same regulatory authorities by which they are presently regulated, namely the West Virginia
Public Service Commission. The West Virginia Public Service
Commission concurs with and has approved the Transaction.
Pursuant to the recommendations contained in the 1995
Report, this last factor, state commission approval, is significant as the Division stated therein "when the affected state and local regulators concur, the [Commission] should interpret the integration standard flexibly to permit non-traditional systems if the standards of the Act are otherwise met."<F7>

Applicants hereby amend Item No. 3, Applicable Statutory
Provisions by deleting Section 5 and Section 6 and replacing
Section 5 with the following:

     5.   Rule 54 Compliance

     Rule 54 provides that the Commission, in determining whether to approve certain transactions by such registered holding company or its subsidiary other than with respect to EWGs and FUCOs, will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. When the Transaction herein is consummated, for purposes of compliance with Rule 54, Allegheny Energy's aggregate investment in EWGs and FUCOs will not exceed 50% of its consolidated retained earnings and the provisions of Rule 53(a) will be satisfied. Allegheny Energy further states that none of the conditions set forth in rule 53(b) exist or will exist as a result of the proposed transactions. Therefore, rule 53(c) is inapplicable.

Applicants hereby amend Item No. 2, Fees, Commissions and
Expenses by placing the following amount at the end of the sentence: $50,000.


_______________________________
<F6>  Applicants note that the Transaction and the requests
contained in this Application/Declaration are well within the precedent of transactions approved by the Commission as consistent with the Act prior to the 1995 Report and could be approved without any reference to the 1995 Report.

<F7> 1995 Report at 74.

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